Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Eldorado Gold Corporation (“Eldorado”)

1188 – 550 Burrard St.

Bentall 5

Vancouver, British Columbia, V6C 2B5

Item 2.	Date of Material Change

April 14, 2026

Item 3.	News Release

A news release announcing the material change was disseminated on April 14, 2026 and a copy was subsequently filed on SEDAR+.

Item 4.	Summary of Material Change

On April 14, 2026, Eldorado acquired all of the issued and outstanding securities of Foran Mining Corporation (“Foran”) pursuant to the previously announced plan of arrangement under the Business Corporations Act (British Columbia) (the “Plan of Arrangement” or the “Arrangement”) involving Eldorado and Foran.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

On April 14, 2026, Eldorado acquired all of the issued and outstanding securities of Foran pursuant to the Plan of Arrangement.

In accordance with the terms of the Arrangement, shareholders of Foran received 0.1128 (the “Exchange Ratio”) of a common share of Eldorado (each whole share, an “Eldorado Share”) and $0.01 in cash for each voting common share in the capital of Foran (each, a “Foran Share”) held immediately prior to 12:01 a.m. (Vancouver time) on April 14, 2026 (the “Effective Time”). In addition, (i) all restricted share units and deferred share units outstanding under Foran’s long term incentive plan immediately prior to the Effective Time were deemed to be immediately vested to the fullest extent, settled in Foran Shares on a one-to-one basis, and subsequently exchanged for such number Eldorado Shares as determined in accordance with the Exchange Ratio; (ii) all stock options outstanding under Foran’s long term incentive plan immediately prior to the Effective Time were deemed to be immediately vested to the fullest extent and cancelled and exchanged for fully vested replacement options to acquire Eldorado Shares, with the number of Eldorado Shares issuable on exercise and the exercise price adjusted in accordance with the Exchange Ratio; and (iii) all non-voting common shares in the capital of Foran outstanding immediately prior to the Effective Time were converted into Foran Shares on a one-to-one basis and subsequently exchanged for such number of Eldorado Shares as determined in accordance with Exchange Ratio.

The Foran Shares were delisted from the Toronto Stock Exchange at the close of trading on April 15, 2026 and Foran has submitted an application to cease to be a reporting issuer under applicable Canadian securities laws.

Upon completion of the Arrangement, Dan Myerson, former Chief Executive Officer of Foran, joined the board of directors of Eldorado.

For additional information in respect of the Arrangement, please refer to the joint management information circular dated March 6, 2026 of Eldorado and Foran, a copy of which is available on each of Eldorado’s and Foran’s SEDAR+ profiles at www.sedarplus.ca.

5.2	Disclosure for Restructuring Transaction

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The name and business number of the executive officer of Foran who is knowledgeable of the material change and this report is:

Frank Herbert

EVP, General Counsel and Chief Compliance Officer

604-687-4018

Item 9.	Date of Report

April 17, 2026